EXHIBIT 23.2
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3 No. 333-00000) and related Prospectus of Phoenix Technologies Ltd. for the registration of $50,000,000 of its common stock, preferred stock, debt securities, warrants to purchase common stock, warrants to purchase preferred stock or warrants to purchase debt securities, and units and to the incorporation by reference therein of our reports dated November 17, 2008, with respect to the consolidated financial statements of Phoenix Technologies Ltd. and the effectiveness of internal control over financial reporting of Phoenix Technologies Ltd. included in its Annual Report (Form 10-K) for the year ended September 30, 2008, filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
Palo Alto, California
June 10, 2009